SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X]  Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[_]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [_]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Cautionary Statement for the purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 March 30, 2005 Press Release Announcing Futuremedia PLC's Results for Q32 Fiscal Year 2005.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC, an English public limited company


By:     /s/Leonard Fertig
        -----------------
        Leonard Fertig


Chief Executive Officer


Date:  March 30, 2005

                                    EXHIBIT 1
                                    ---------

           CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

                                    EXHIBIT 2
                                    ---------

Press Release

            Futuremedia Announces Results for Q3 of Fiscal Year 2005
                      -Confirms Fiscal Year 2005 Guidance-

Brighton, UK - March 30, 2005 - Futuremedia plc (NasdaqSC: FMDAY), a leading European e-learning content and services provider, today announced unaudited financial results for its third quarter of fiscal 2005 ended January 31, 2005. The Company also announced that it has confirmed its revenue guidance of GBP14.5 to 16.5 million ($27.4- $31.2 million) for the fiscal year 2005 which was originally provided on February 9, 2005. The Company's financial year ends on April 30, 2005.

For the three month period ended January 31, 2005, the Company's revenues were GBP5.1 million ($9.6 million), a decrease of 21% compared to revenue of GBP6.5 million ($12.3 million) for the same period last year. As previously announced, third quarter sales declined year-over-year primarily due to an enrollment response rate for Royal Mail Phase 3 that was below the response rate from Royal Mail Phase 1 that was conducted during the same period last year. In addition, due to the timing of Phase launches there were fewer active programs during the quarter.

For the three months ended January 31, 2005, Futuremedia reported an operating loss of GBP1.4 million ($2.6 million), compared to an operating profit of GBP37,000 ($70,000) for the three months ended January 31, 2004. This operating loss is due primarily to an increase in fixed infrastructure costs.

The Company's net loss was GBP1.4 million ($2.6 million) for the three months ended January 31, 2005, compared to a net profit of GBP39,000 ($74,000) for the same period last year.

"Our third quarter results, while disappointing, are in line with the revised guidance we provided in February. Despite the reduction in our revenues in the near term, we are continuing to successfully roll-out our Outsourced Benefits programs, while further improving upon our product offering to reflect recent regulatory changes, as well as the increased scope of employee tax benefits," stated Leonard M. Fertig, CEO. We recently launched eight benefits programs that will run through spring 2005, including Phase 1 of our program with Compass Group and Phase 4 of our program with Royal Mail. We believe we are the only company in the UK to provide a full service package of outsourced salary sacrifice plans, spanning home computers, bicycles and childcare vouchers, all administered through a single helpline. This competitive advantage will become more apparent as corporations and institutions increasingly seek to consolidate and simplify their employee tax benefits programs."

Mr. Fertig continued, "Futuremedia is an early stage leader in an industry with tremendous growth potential, and I am committed to working with our management and new independent Board members to ensure that we are effectively and efficiently leveraging our resources to the benefit of our shareholders. I have largely completed my review of the Company's operations and have begun to move forward in improving upon our marketing processes, streamlining our organization and reducing costs, and strengthening our operating and sales personnel. I believe we are taking the necessary steps to optimally organize the Company to capture the growth opportunities in front of us."

Conference Call
The Company will host a conference call today, March 30, 2005 at 4 p.m. U.K. time (10 a.m. Eastern Time) to present an overview of the Company's financial performance and business operations. To participate in the live call, please dial 0800-032-3836 in the U.K. and +1-973-582-2830 in the United States and internationally, ten minutes before the stated start time. The call will also be broadcast live on the Investor Relations portion of the company's Web site located at www.futuremedia.co.uk.

A replay of the conference call will be available through April 13, 2005, and can be accessed by dialing +1-973-341-3080 in Europe and 877-519-4471 in the United States. The pass code for the replay is 5842429. Also, an archived replay of the conference webcast will be available on the Company's Web site for twelve months.

About  Futuremedia:
Futuremedia plc is a leading provider of value-driven e-learning content and services to employers and employees. The Company has a proven track record of developing and providing tailored, fully managed outsourced benefit programs for large organizations and is a leader in the UK's Home Computing Initiative Program. Futuremedia's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

Through its Learning For All(TM) (LFA) service offering, the Company is a pioneer and leader in the creation, development and delivery of employee benefits programs that fall under the government Home Computing Initiative
(HCI). A fully managed service, Futuremedia provides employees with access to an Internet-ready, fully installed home computer with on-line learning content at a discounted cost through government tax incentives. Futuremedia currently serves 20 corporations and institutions and over 27,000 enrolled employees through its HCI initiatives. Futuremedia has also expanded its employee tax benefits management program to include services offered under the childcare voucher system and tax-free bicycle initiatives in the UK. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: www.ukhomecomputing.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products and the expected benefits that new members of management and the Board of Directors will bring to the Company. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, risks associated with changes in the Board of Directors and management, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact Information:
Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
212-986-6667
kinger@braincomm.com

                                 FUTUREMEDIA PLC
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                                           Quarter ended Jan 31,
                                                       Nine months ended Jan 31,          (in 000's except share
                                                     (in 000's except share data)                   data)
                                               ---------------------------------------   -------------------------
                                                   2005         2005          2004          2005           2004
                                                   ----         ----          ----          ----           ----
                                                  ($,000's)    (GBP000's)    (GBP000's)    (GBP000's)    (GBP000's)

Net sales                                           23,613        12,507         7,110         5,137         6,547

Cost of sales                                       21,721        11,505         6,252         4,914         5,582
                                               -----------   -----------   -----------   -----------   -----------
Gross profit/(loss)                                  1,892         1,002           858           223           965

Operating expenses
Sales and marketing                                  2,847         1,508           251           754           159
General and administrative                           4,541         2,405         1,376           888           701
Facilities expenses                                    402           213            92            67            30
Stock compensation arising from Variable
option accounting
                                                      (544)         (288)          664           (14)           38
National Insurance on stock options                   (266)         (141)            0           (48)            0

                                               -----------   -----------   -----------   -----------   -----------
Total operating expenses                             6,980         3,697         2,383         1,647           928

Operating loss                                      (5,088)       (2,695)       (1,525)       (1,424)           37

Interest income                                        132            70             2            17             2
Interest expense                                         0             0            (2)            0             0

Profit on sale of shares                                34            18             0            18             0
Share of loss from equity investment
including goodwill impairment
                                                      (644)         (341)         (230)          (60)            0

Net loss                                            (5,566)       (2,948)       (1,755)       (1,449)           39
                                               ===========   ===========   ===========   ===========   ===========

Loss per share basic and diluted                     (0.06)        (0.03)        (0.02)        (0.02)         0.00

Weighted average shares outstanding             87,745,416    87,745,416    82,802,586    88,625,693    85,911,501

                                 FUTUREMEDIA PLC
                                 BALANCE SHEETS
                                   (UNAUDITED)

                                                             Jan 31,
                                                    2005      2005       2004
                                                  ($'000)   (GBP'000)  (GBP'000)
                                                 ---------  ---------  ---------
ASSETS

Current assets
Cash and cash equivalents                            3,412      1,807        114
Accounts receivable                                    672        356      2,951
Amounts recoverable on contracts                       125         66         46
Accrued income                                       1,827        968      1,872
Amounts recoverable from vendors                       440        233        126
Other current assets                                   164         87      1,823
Receivable from stock subscription                      34         18         14
Inventories - finished goods                         1,773        939      3,342
Prepaid expenses                                       951        504        500
                                                 ---------  ---------  ---------
Total current assets                                 9,398      4,978     10,788

Equity Investment                                        0          0          0

Property and equipment
Audio visual and computer equipment                  1,167        618        481
Office equipment                                       512        271         71
                                                 ---------  ---------  ---------
                                                     1,679        889        552
Accumulated depreciation                             1,065        564        466
                                                 ---------  ---------  ---------
                                                       614        325         86

Other assets
Goodwill                                               157         83         83
Intangible assets                                      460        244        393
Investment in Luvit AB                                 561        297        665

TOTAL ASSETS                                        11,190      5,927     12,015
                                                 =========  =========  =========

                                 FUTUREMEDIA PLC
                                 BALANCE SHEETS
                                   (UNAUDITED)

                                                            Jan 31,
                                                   2005      2005        2004
                                                 ($'000)   (GBP'000)  (GBP'000)
                                                 -------   ---------  ---------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Fees received in advance                            6,700     3,549       1,069
Accounts payable                                    2,005     1,062       7,750
Other taxes and social security costs               1,622       859          62
Other accounts payable                              2,872     1,521       1,397
Accrual for NI costs on stock options                 166        88         229
Accrual for sales commissions                         483       256          21
                                                 --------  --------    --------
Total current liabilities                          13,848     7,335      10,528

Stockholders' equity
Ordinary shares of 1 1/9p each
Authorized - 125,000,000
Issued and outstanding
                                                    1,860       985         963
Preference shares of 2p each
Authorized - 2,000,000
None issued
                                                        0         0           0
Additional paid-in capital                         34,803    18,434      17,921
Accumulated deficit                               (39,321)  (20,827)    (17,397)
                                                 --------  --------    --------
Total stockholders' equity                         (2,658)   (1,408)      1,487

Total liabilities and stockholders' equity         11,190     5,927      12,015
                                                 ========  ========    ========

                                 FUTUREMEDIA PLC
                              STATEMENT OF CASHFLOW
                                   (UNAUDITED)

                                                                  Nine months ended Jan 31    Quarter ended
                                                                    2005            2005       Jan 31, 2005
                                                                    $'000         GBP'000        GBP'000
                                                                 ------------   ------------   ------------
Operating activities
Net loss                                                               (5,566)        (2,948)        (1,449)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation                                                              143             76             30
Amortization of intangible assets                                         249            132             44
Loss from equity investment including goodwill impairment                 612            324             42
Stock compensation arising from Variable option accounting               (542)          (287)           (14)
Accounts receivable                                                     2,895          1,533             49
Amounts recoverable on contracts                                          (45)           (24)            15
Accrued income                                                           (255)          (135)          (446)
Amounts recoverable from vendors                                        1,078            571            303
Other current assets                                                       28             15            333
Prepaid expenses                                                         (238)          (126)           155
Inventories                                                              (576)          (305)         3,266
Fees received in advance                                                1,055            559            366
Accounts payable                                                       (1,612)          (854)        (4,222)
Other accounts payable                                                    478            253          1,025
Other taxes and social security costs                                  (1,242)          (658)           517
Accrual for National Insurance costs on stock options                    (276)          (146)           (48)
Accrual for sales commissions                                          (1,193)          (632)           (85)
                                                                 ------------   ------------   ------------
Net cash used in operating activities                                  (5,007)        (2,652)          (119)
                                                                       -------        -------          -----

Investing activities
Capital expenditures                                                     (530)          (281)            (6)
                                                                 ------------   ------------   ------------
Net cash used in investing activities                                    (530)          (281)            (6)
                                                                         -----          -----            ---

Financing activities
Proceeds of share issues                                                  168             89             24
                                                                 ------------   ------------   ------------
Net cash used in financing activities                                     168             89             24
-------------------------------------                                     ---             --             --

Net decrease in cash and cash equivalents                              (5,369)        (2,844)          (101)
Cash and cash equivalents at beginning of period                        8,781          4,651          1,908
                                                                        -----          -----          -----

Cash and cash equivalents at end of period                              3,412          1,807          1,807
                                                                 ============   ============   ============